Exibit 99.1

 PRESS RELEASE

BROOKFIELD RENEWABLE ANNOUNCES QUARTERLY DIVIDEND RATE ON ITS SERIES 2 PREFERENCE SHARES

BROOKFIELD, News, January 4, 2016 – Brookfield Renewable Energy Partners L.P. (TSX: BEP.UN; NYSE: BEP) ("Brookfield Renewable") today announced the quarterly dividend on Brookfield Renewable Power Preferred Equity Inc.'s floating-rate Class A Preference Shares, Series 2 ("Series 2 Shares").

The dividend is paid at an annual rate, calculated for each quarter, of 2.62% over the annual yield on three-month Government of Canada treasury bills. The actual quarterly dividend rate in respect of the February 1, 2016 to April 30, 2016 dividend period will be 0.76858% (3.117% on an annualized basis) and the dividend, if declared, for such dividend period will be $0.192145 per share, payable on May 2, 2016.

The Series 2 Shares are listed on the TSX under the trading symbol "BRF.PR.B".

Brookfield Renewable Energy Partners
Brookfield Renewable Energy Partners operates one of the world's largest publicly traded, pure-play renewable power platforms. Our portfolio consists of hydroelectric and wind facilities in North America, South America and Europe and totals more than 7,000 megawatts of installed capacity, generating enough renewable energy to power more than four million homes. Brookfield Renewable is listed on the New York and Toronto stock exchanges. Further information is available at www.brookfieldrenewable.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Renewable is the flagship listed renewable energy company of Brookfield Asset Management, a leading global alternative asset manager with over $200 billion of assets under management.

For more information, please visit our website at www.brookfieldrenewable.com or contact:

Zev Korman
Senior Vice President, Investor Relations
Tel: (416) 359-1955
Email: zev.korman@brookfieldrenewable.com